                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    Charles E. Smith Residential Realty L.P.
         --------------------------------------------------------------
                                (Name of Issuer)

                  Class A Units of Limited Partnership Interest
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
                           --------------------------
                                 (CUSIP Number)

 ERNEST A. GERARDI, JR., 2345 CRYSTAL DRIVE, ARLINGTON, VA 22202, (703) 920-8500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 30, 1994
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box /_/.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page)

                                  SCHEDULE 13D

CUSIP No. N/A
          ----------------
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Charles E. Smith Residential Realty, Inc.
             54-1681655
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /_/

                                                                         (b) /_/
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or  2(e)                                          / /
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland, USA
--------------------------------------------------------------------------------
  NUMBER OF             7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                     18,373,920
  OWNED BY              --------------------------------------------------------
    EACH
  REPORTING             8        SHARED VOTING POWER
 PERSON WITH
                                 0
                        --------------------------------------------------------
                        9        SOLE DISPOSITIVE POWER

                                 18,373,920
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             18,373,920
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                         /_/
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              58%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

Item 1.           SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to Class A common units of limited partnership interest ("Units") of Charles E. Smith Residential Realty L.P., a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 2345 Crystal Drive, Arlington, Virginia 22202.

Item 2.           IDENTITY AND BACKGROUND

         This Statement is being filed by Charles E. Smith Residential Realty, Inc. (the "Reporting Person"), a Maryland corporation which is a self-managed equity real estate investment trust ("REIT"). The principal business of the Reporting Person is to serve as the sole general partner of the Issuer. The Reporting Person was organized in 1993 and commenced operations on June 30, 1994, upon completion of its initial public offering ("IPO").

         The Issuer and the Reporting Person are engaged primarily in the acquisition, development, management and operation of multifamily properties primarily in the Washington, D.C. metropolitan area and certain other targeted urban areas. The business address of the Reporting Person is 2345 Crystal Drive, Arlington, Virginia 22202. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Set forth in Appendix I of this Statement and incorporated herein by reference is a list containing the name, business name and address and present principal occupation of all directors and executive officers of the Reporting Person. None of the directors and executive officers of the Reporting Person have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the directors and executive officers of the Reporting Person are citizens of the United States.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In connection with the Reporting Person's formation and the IPO, the Issuer was formed to acquire, in exchange for Units and other consideration, direct and indirect interests in various real estate assets and related businesses (the "Acquired Assets") from the Charles E. Smith Companies and certain of its affiliates. The acquisition of the Acquired Assets and the issuance of Units in exchange for such assets were consummated simultaneously with the Reporting Person's IPO. As part of these transactions, the Reporting Person used the proceeds of the sale of its shares of common stock, par value $.01 per share (the "Smith Shares"), in the IPO to purchase an equal number of Units from the Issuer and become the Issuer's general partner. Since the Reporting Person's initial purchase of Units of the Issuer in 1994, the Reporting Person generally has issued Smith Shares in exchange for Units either for redemption purposes or for maintenance of economic parity between the Units and Smith Shares in accordance with the Issuer's First Amended and Restated Agreement of Limited Partnership, as amended (the "Partnership Agreement").

         In order to ensure the economic equivalence of the Units and the Smith Shares, the Partnership Agreement requires that any transaction by the Reporting Person in Smith Shares automatically be matched by a simultaneous corresponding opposite transaction in an equal number of Units. Accordingly, any issuance of Smith Shares (e.g., upon the redemption of outstanding Units or offering of Smith Shares to investors) must be matched by a concurrent acquisition of Units by the Reporting Person. At its option, the Reporting Person, as the general partner of the Issuer, may either redeem Units for an equal number of Smith Shares and thus become the owner of such redeemed Units or it may deliver cash to the redeeming unitholder in an amount equal to the market value of the Units redeemed. Units issued at the time of the IPO became redeemable at the option of the unitholders at any time beginning July 1, 1995. Since July 1, 1995, the Reporting Person generally has opted to issue Smith Shares to redeeming unitholders in exchange for their redeemed Units rather than deliver cash and thus has received Units in most redemption transactions.

         In addition, in order to ensure the economic equivalence of the Units and the Smith Shares, the Reporting Person also has acquired additional Units as a result of the issuance by the Reporting Person of additional Smith Shares through underwritten public offerings, private placements, the conversion of convertible securities and issuances under the Reporting Person's employee benefit plans.

Item 4.           PURPOSE OF TRANSACTION

         As described in Item 3 above, the Reporting Person has acquired Units in connection with (i) the Reporting Person's formation and IPO, (ii) the issuance of Smith Shares upon the redemption of Units by unitholders, (iii) public and private offerings of Smith Shares and (iv) the issuance of Smith Shares upon conversion and pursuant to the Reporting Person's employee benefit plans. The Reporting Person likely will continue to acquire additional Units upon redemption by unitholders or future issuances of Smith Shares and, thus, anticipates that its ownership percentage of Units will increase over time. The Reporting Person presently intends to issue additional Smith Shares as a result of redemptions and/or issuances of Smith Shares (including conversions of its preferred stock into Smith Shares), which would result in its receipt of a corresponding number of additional Units of the Issuer to satisfy the parity requirements of the Partnership Agreement.

         The Reporting Person has no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present general partner or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer's business or corporate structure, changes in the Issuer's

Partnership Agreement or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns, in the aggregate, 18,373,920 Units of the Issuer, which represents approximately 58% of the outstanding Units as of January 12, 1999. Information regarding the number and percentage of Units of the Issuer beneficially owned by the directors and executive officers of the Reporting Person is set forth in Appendix I.

         (b) The Reporting Person has sole voting and dispositive power relating to the 18,373,920 Units and no shared voting or dispositive power with respect to such Units. Information regarding the sole voting and dispositive power relating to Units beneficially owned by the directors and executive officers of the Reporting Person is set forth in Appendix I.

         (c) During the past sixty days, the Reporting Person effected the transactions in Units of the Issuer as set forth on Appendix II. None of the directors and executive officers of the Reporting Person has effected an acquisition transaction in the Units during the past sixty days. The Reporting Person disclaims beneficial ownership of any Units beneficially owned by its directors and executive officers.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from or the proceeds from the sale of the Units beneficially owned by the Reporting Person. No persons other than the directors or executive officers of the Reporting Person have the right to receive or the power to direct the receipt of distributions from or the proceeds from the sale of the Units beneficially owned by such directors or executive officers.

         (e) N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In addition to the Partnership Agreement, as amended, the Reporting Person has entered into the 1994 Employee Stock and Unit Option Plan, as amended, with respect to the Units of the Issuer. Other than as set forth above, the Reporting Person has entered into no other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Units of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

        EXHIBIT
        NUMBER            DESCRIPTION
        ------            -----------

        Exhibit I          First Amended and Restated Agreement of Limited
                           Partnership of Charles E. Smith Residential Realty
                           L.P., as amended (Incorporated by reference to Exhibit A-1 to the Company's registration statement on Form S-4 (File No. 33-75288)).

        Exhibit II         1994 Employee Stock and Unit Option Plan of Charles
                           E. Smith Residential Realty, Inc. and Charles E.
                           Smith Residential Realty L.P., as amended
                           (Incorporated by reference to Exhibit 10.4 to the Company's registration statement on Form S-11 (File
                           No. 33-75288)).

        Exhibit III First Amended and Restated 1994 Employee Stock and Unit Option Plan of Charles E. Smith Residential
                           Realty, Inc. and Charles E. Smith Residential Realty
                           L.P., as amended (Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form
                           10-K for the year ended December 31, 1994 (File No.
                           1-13174)).

        Exhibit IV         First Amendment to First Amended and Restated 1994
                           Employee Stock and Unit Option Plan of Charles E.
                           Smith Residential Realty, Inc. and Charles E. Smith
                           Residential Realty L.P., as amended (Incorporated by reference to Exhibit 4.9 to the Company's
                           Registration Statement on Form S-8 (File
                           No. 333-67421)).

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                      January 28, 1999


                                      CHARLES E. SMITH RESIDENTIAL REALTY, INC.


                                      By: /s/Ernest A. Gerardi, Jr.
                                         ----------------------------------
                                          Ernest A. Gerardi, Jr.
                                          President

                                   APPENDIX I
                    CHARLES E. SMITH RESIDENTIAL REALTY, INC.


   Name of Director or             Principal Occupation, Name of            Number of Units of
  Executive Officer and              Business and Address (1)            Issuer Beneficially Owned
 Business or Residential
       Address (1)
                            -------------------------------------------- ------------ -------------
                                                                            Sole         Shared
                                                                          Voting &      Voting &
                                                                         Dispositive  Dispositive
                                                                            Power      Power (2)
                                                                         ------------ -------------
Robert H. Smith (3)         Co-Chief Executive Officer and                 90,733      2,597,978
                            Co-Chairman of the Board of the
                            Reporting Person

Robert P. Kogod (3)         Co-Chief Executive Officer and                 57,464      2,589,749
                            Co-Chairman of the Board of the
                            Reporting Person

Ernest A. Gerardi, Jr.      President and Chief Operating Officer of       26,000          0
                            the Reporting Person

Wesley D. Minami            Senior Vice President and Chief                 8,250          0
                            Financial Officer of the
                            Reporting Person

John T. Gray                Senior Vice President - Residential               0            0
                            of the Reporting Person

John W. Guinee              Senior Vice President and Chief                12,823          0
                            Investment Officer of the
                            Reporting Person

Matthew B. McCormick        Senior Vice President -                         1,996          0
                            Residential Marketing of the
                            Reporting Person

Robert D. Zimet             Senior Vice President, General                  3,452          0
                            Counsel and Secretary of
                            the Reporting Person

Alfred G. Neely             Senior Vice President -                           0            0
                            Development of the Reporting Person

Fred J. Brinkman (4)        Consultant                                        0            0

Charles B. Gill (5)         Consultant                                        0            0

Mandell J. Ourisman (6)     Chairman of Ourisman Automotive Group          110,519         0

Mallory Walker (7)          President and Chief Executive Officer of          0            0
                            Walker and Dunlop


--------------------------
(1) The business address of each person listed is 2345 Crystal Drive, Arlington, Virginia 22202, except as otherwise noted.

(2) Includes, where applicable, Units held by the listed person's spouse and/or by corporations controlled by such person.

(3) Robert H. Smith shares voting and dispositive power with his spouse Clarice
R. Smith. Robert P. Kogod shares voting and dispositive power with his spouse Arlene R. Kogod. No other directors or executive officers of the Reporting Person share voting or dispositive power.

(4) Johnston, Lemon Company, Inc., 1101 Vermont Avenue, N.W., Washington, D.C. 20005

(5) 226 Windward Way, Niceville, FL  32578

(6) Ourisman Chevrolet, 4400 Branch Avenue, Marlow Heights, MD  20748

(7) Walker & Dunlop, 7500 Old Georgetown Road, Bethesda, MD  20814

                                   APPENDIX II

         Within the past 60 days, the Reporting Person acquired Units from redeeming Unitholders in exchange for shares of its Common Stock, on a one-for-one basis:


  Date      Number of
             Shares
----------- -----------
12/1/98        450,000

12/9/98          5,000

12/18/98           225

12/21/98         7,598

1/11/99            600

1/12/99        160,720